

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Jing Yuan
Chief Financial Officer
ZEEKR Intelligent Technology Holding Ltd
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People's Republic of China

> **Re: ZEEKR Intelligent Technology Holding Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed on November 24, 2023**
> **File No. 333-275427**

Dear Jing Yuan:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 filed November 24, 2023

Recent Developments, page 16

1. Please revise to include your recent developments discussion and analysis prominently within your MD&A.

2. We note you have provided certain selected unaudited combine and consolidated statements of operations data for the nine months ended September 30, 2022 and 2023. Please revise to also include combined and consolidated balance sheets as of September 30, 2023 along with a discussion of your liquidity.

Jing Yuan
ZEEKR Intelligent Technology Holding Ltd
November 30, 2023
Page 2

General

3.   Please revise to discuss the arbitration provisions in Exhibit 4.3 and the related risks to investors, such as increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that the provision can discourage claims or limit shareholders' ability to bring a claim in a judicial forum that they find favorable. State specifically whether the provisions apply to claims arising under the federal securities laws and whether there is any concerns regarding the enforceability of the provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Li He